EXHIBIT 21.1

CYPRESS ENERGY PARTNERS, L.P.

List of Subsidiaries

Name	Jurisdiction of Organization
Cypress Energy Partners, LLC	Delaware
Tulsa Inspection Resources, LLC	Delaware
Tulsa Inspection Resources – Canada ULC	Canada
Tulsa Inspection Resources Holdings, LLC	Delaware
Tulsa Inspection Resources – Nondestructive Examination, LLC	Delaware